**SECURITIES AND EXCHANGE COMMISSION**

**Investment Company Act Release No. 35642; 812-15789**

**Advisors Series Trust and Distribution Cognizant, LLC**

June 17, 2025.

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of an application under section 6(c) of the Investment Company Act of 1940 ("Act") for an exemption from section 15(a) of the Act, as well as from certain disclosure requirements in rule 20a-1 under the Act, Item 19(a)(3) of Form N-1A, Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A under the Securities Exchange Act of 1934, and sections 6-07(2)(a), (b), and (c) of Regulation S-X ("Disclosure Requirements").

Summary of Application: The requested exemption would permit Applicants to enter into and materially amend subadvisory agreements with subadvisers without shareholder approval and would grant relief from the Disclosure Requirements as they relate to fees paid to the subadvisers.

Applicants: Advisors Series Trust and Distribution Cognizant, LLC

Filing Dates: The application was filed on May 9, 2025, and amended on May 20, 2025.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing on any application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the Applicants with a copy of the request by e-mail, if an e-mail address is listed for the relevant Applicant below, or personally or by mail, if a physical address is listed for the relevant Applicant below. Hearing requests should be received by the Commission by 5:30 p.m. on July 14, 2025, and should be

accompanied by proof of service on the Applicants, in the form of an affidavit, or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by emailing the Commission's Secretary.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: Jeffrey T. Rauman, President, Advisors Series Trust, jeff.rauman@usbank.com, 615 East Michigan Street, Milwaukee, Wisconsin 53202; Patrick Neal, Distribution Cognizant, LLC, pat@distributioncognizant.com, 755 Page Mill Road, Suite BT100, Palo Alto, California 94306; Rachael L. Schwartz, Esq., Sullivan & Worcester, LLP, rschwartz@sullivanlaw.com, 1251 Avenue of the Americas, 19th Floor, New York, New York 10020, with a copy to: Elaine E. Richards, Vice President and Secretary, Advisors Series Trust, elaine.richards@usbank.com, 615 East Michigan Street, Milwaukee, Wisconsin 53202.

FOR FURTHER INFORMATION CONTACT: Trace W. Rakestraw, Senior Special Counsel, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and conditions, please refer to Applicants' application, dated May 20, 2025, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field on the SEC's EDGAR system.

The SEC's EDGAR system may be searched at

https://www.sec.gov/edgar/searchedgar/companysearch. You may also call the SEC's Office of

Investor Education and Advocacy at (202) 551-8090.

For the Commission, by the Division of Investment Management, under delegated

authority.

**Sherry R. Haywood,**

*Assistant Secretary.*